Contact

www.linkedin.com/in/cristabailey (LinkedIn)

Top Skills

Establishing Strategic Partnerships
Moderating
Communication

Certifications

The Lean Nonprofit
The Path of Moral Leadership

Crista Bailey

Business Development, Board Director, Operator, Executive Moderator
Austin, Texas Metropolitan Area

Summary

Business Development & Strategic Partnerships | Executive Moderator | VC, PE & Growth

I foster and scale strategic connections, driving growth through relationships—connecting investors, executives, ideas, and companies at important moments.

Over the past five years, my work has centered on business development, strategic partnerships, and ecosystem-building across venture and private equity. I've collaborated with investors representing more than $2.5T in AUM to expand networks, strengthen portfolio companies, and drive value creation across multiple sectors, including AI, climate and sustainability, healthcare, technology, consumer, and B2B.

As an operator and CEO, I've led turnarounds and exits and have helped scale businesses and brands at multiple stages. That experience informs how I approach strategy, development, governance, and leadership conversations today—as an operator, board director, and moderator.

I regularly moderate and facilitate executive-level conversations, including private investor, CEO, and leadership discussions, and speak at industry conferences and AGMs — & welcome opportunities to do so more often.

Experience

illumyn Impact

Chief Business Development Officer
July 2021 - Present (4 years 10 months)
Austin, Texas, United States

Illumyn Impact (formerly Him For Her) makes highly-curated introductions that bring fresh, experienced talent into the board ecosystem. We connect CEOs, investors and board directors with independent board talent & subject matter experts outside of their existing networks. Since its founding in May 2018, Illumyn Impact has facilitated 65,000 warm connections between under-networked leaders and the closed board ecosystem from seed stage to public companies. Illumyn Impact's growing alliance of investment firm partners, aligned in the mission to bolster boards and strengthen portfolio companies, represents more than $2.5 trillion in assets under management.

Ad Fontes Media
5 years

Board Member
May 2023 - Present (3 years)

Ad Fontes Media makes news consumers smarter and news media better — arming brands, publishers, agencies and larger platforms with the tools & data needed to publish and advertise in direct alignment with brand values by scoring misinformation and bias across the media ecosystem.

Advisor
May 2021 - May 2023 (2 years 1 month)
Austin, Texas, United States

Elemeno Health
Board of Directors
February 2021 - Present (5 years 3 months)
San Francisco Bay Area

Elemeno Health transforms institutional knowledge into actual frontline practice, reducing variability, increasing consistency, and improving healthcare outcomes.

The Contemporary Austin
Board of Trustees
January 2022 - Present (4 years 4 months)
Austin, Texas, United States

Art is transformative.

Capital Factory
Mentor
November 2013 - Present (12 years 6 months)

Spending time with entrepreneurs is inspiring.

DivInc

Mentor
March 2020 - May 2023 (3 years 3 months)
Austin, Texas, United States

DivInc is broadening the startup ecosystem by making it more authentically diverse, equitable and inclusive of people of color, women, and all underrepresented entrepreneurs. When we, as a community, do this successfully, we optimize our opportunities for economic GDP growth, help reduce the racial/gender wealth divide, and we drive greater innovation.

Notley

Executive In Residence
August 2020 - February 2021 (7 months)
Austin, Texas, United States

Transitioned to Notley EIR Alum

Hideaway Report

CEO & Board Member
April 2017 - April 2020 (3 years 1 month)
Austin, Texas Area

Hideaway Report is a digital-first reboot of a 40+ year-old-travel editorial brand, Andrew Harper's Hideaway Report, consistently devoted to an editorial standard of anonymity, in traveling the globe & uncovering off-the-beaten path hideaways and unique experiences for a devoted, growing and evolving subscriber base.

Hideaway Report operations transitioned to Travel Leaders Group (TLG) management in April 2020, following an emphatic shift from print to a digital-first platform, moving total subscriber share from 5% to 33% digital, new subscriber share from < 20% to 85% digital and a double-digit increase in subscription revenue per member.

Mission Capital

Board Member & Social Ventures Partner
November 2012 - November 2018 (6 years 1 month)
Austin, Texas Area

Mission Capital aims to amplify the impact of mission-driven people and organizations to solve complex community problems.

TextureMedia

9 years 8 months

CEO & Board Member
August 2009 - March 2017 (7 years 8 months)
Austin, Texas Area

TextureMedia, also known as NaturallyCurly.com, grew from a small community & commerce business to a global-reaching authority and leader in the hair care space with multiple revenue streams and the industry's largest female influencer following — engaging 3 million beauty enthusiasts and servicing more than 80 hair care brands each year -- and influencing up to $5B in annual product spend.

In 2015, TextureMedia was acquired by another leader in the beauty space, allowing access to additional capital and strategic relationships to globally amplify reach and influence to continue to empower, educate and inspire community members.

VP, Marketing & Operations
August 2007 - July 2009 (2 years)
Austin, Texas Area

Introduced new business models, brands and processes to help this startup scale revenues alongside community growth (up to 3million monthly uniques)

C3 Presents
Director, Event Marketing & Sponsorships
August 2005 - July 2007 (2 years)
Austin, Texas Area

Rock and roll & two stalwart brands: Austin City Limits & Lollapalooza in Chicago

Independent Consultant
Business Development & Marketing Consultant
January 2002 - June 2005 (3 years 6 months)
San Francisco Bay Area

Consulted for consumer brands and services across wine, alcohol and travel industries:
Humanitas Wines; Vine Connections; Moxie Method, Expedia

IAC / Ticketmaster/ CitySearch
Corporate Development & Marketing
February 2000 - October 2001 (1 year 9 months)
Los Angeles, California and Nashville, Tennessee

Contributing individual on pioneering teams in the digital space. Identified and structured syndication deals with strategic digital partners for CitySearch, Ticketmaster and Match.com.

Citysearch.com
3 years 2 months

Director, Advertising & Promotion
January 1999 - February 2000 (1 year 2 months)
Greater Los Angeles Area

Led corporate marketing efforts for CitySearch across 20+ unique markets.

Manager, Consumer Marketing
August 1997 - December 1998 (1 year 5 months)
Greater Los Angeles Area

Field Associate, Consumer Marketing
January 1997 - July 1997 (7 months)
Greater Nashville Area, TN

Successfully launched the CitySearch Nashville brand in May 1997 in a community having <20% internet penetration.

J. Walter Thompson Worldwide
3 years

Account Executive, Nestle Chocolate & Confections; Nestle Culinary
November 1995 - December 1996 (1 year 2 months)
San Francisco Bay Area

Aspired to write copy and landed in Account Management @ the global university of advertising. Represented JWT USA at Account Director conferences in Europe and Mexico for Nestle. Managed accounts across packaged goods and retail brands: Nestle, Sunmark, Sunsweet Growers, Lyon's Restaurants; Ford Dealers' Advertising Association; Co-chaired "JWT 2000" Account Management Leadership-in-Training

Assistant Account Executive
August 1994 - November 1995 (1 year 4 months)
San Francisco Bay Area

Account Coordinator
January 1994 - October 1994 (10 months)
San Francisco Bay Area

Starbucks
Barista
1993 - 1993 (less than a year)
San Francisco Bay Area

The Ritz-Carlton Hotel Company, L.L.C.
Hospitality Associate
1992 - 1993 (1 year)
Hawaiian Islands

Whalers Book Shoppe
Manager
1992 - 1993 (1 year)
Hawaiian Islands

Education

English & Communication Studies